BOLT BIOTHERAPEUTICS, INC.

900 Chesapeake Drive

Redwood City, California 94063

February 2, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:  Mr. Donald Field

    Ms. Sonia Bednarowski

    Ms. Kristin Lochhead

    Mr. Daniel Gordon

RE:	Bolt Biotherapeutics, Inc.

Registration Statement on Form S-1

File No. 333-252136

Ladies and Gentlemen:

Bolt Biotherapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 4, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Sonya Erickson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Sonya Erickson at (206) 452-8753.

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Very truly yours,

BOLT BIOTHERAPEUTICS, INC.

By:	/s/ William P. Quinn
Name:	William P. Quinn
Title:	Chief Financial Officer

cc:	Randall C. Schatzman, Ph.D., Bolt Biotherapeutics, Inc.

John T. McKenna, Cooley LLP

Sonya F. Erickson, Cooley LLP

Julia Stark, Cooley LLP

Colleen E. Badgley, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Bryan M. Quinn, Davis Polk & Wardwell LLP

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